

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Nadeem Nisar
Chief Executive Officer
Fortistar Sustainable Solutions Corp.
One North Lexington Avenue
White Plains, NY 10601

      Re: Fortistar Sustainable Solutions Corp.
          Amendment 1 to Form S-1
          Filed January 15, 2021
          File No. 333-251922

Dear Mr. Nisar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2020 letter.

Amendment 1 to Form S-1 filed January 15, 2021

Risk Factors
Our warrant agreement will designate the courts of the State of New York or the United States District Court..., page 59

1.   We note your disclosure that the provision in the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please file a revised warrant agreement that includes this statement.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 61

2.   It does not appear that this provision has been included in your amended and restated certificate of incorporation, filed as exhibit 3.2 to the registration statement. Please advise or revise to include the provision in the amended and restated certificate.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

3.   Please have your auditors revise the date of their audit report to say January 15, 2021.

Note 8 - Subsequent Events, page F-15

4.   Please revise your footnote to disclose the date that the financial statements were issued as provided in ASC 855-10-50-1B(1).

    You may contact Dale Welcome at (202) 551-3865 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or Jay Ingram at (202) 551-3397 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Manufacturing

cc: Alexander D. Lynch